January 22, 2010

Mail Stop 3010

Mr. Steven B. Waters
Vice President
National Partnership Investments Corp.
55 Beattie Place, PO Box 1089
Greenville, SC 29602

        RE: **Real Estate Associates Limited**
                Form 10-K for the year ended December 31, 2008
                Filed March 31, 2009
                Form 10-Q for the period ended June 30, 2009
                Filed August 13, 2009
                File No. 0-09262

Dear Mr. Waters:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Kristi Marrone
                Staff Accountant